Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

sjwgroup.com Second Quarter 2018 Financial Results Conference Call July 26, 2018

sjwgroup.com Forward-Looking Statements 2 This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed business combination transaction between SJW Group and Connecticut Water Service, Inc., (“CTWS”) may not be satisfied or waived, including the risk that required approvals from the security holders of each party to the proposed transaction are not obtained; (2) the risk that the regulatory approvals required for the proposed transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the proposed transaction; (6) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or CTWS; (8) the ability of SJW Group and CTWS to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the proposed transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments.

sjwgroup.com Forward-Looking Statements These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form S-4 filed by SJW Group with the Securities and Exchange Commission (“SEC”) on April 25, 2018 in connection with the proposed transaction, as amended by that Amendment No. 1 to Form S-4 filed with the SEC on June 7, 2018 and that Amendment No. 2 to Form S-4 filed with the SEC on June 25, 2018, CTWS’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 9, 2018 and SJW Group’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 8, 2018. In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in its filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and CTWS’s overall business and financial condition, including those more fully described in its filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor CTWS or its management undertakes any obligation to update or revise any forward-looking statements except as required by law. 3

sjwgroup.com Important Information IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS In response to the tender offer for all the outstanding shares of common stock of SJW Group commenced by California Water Service Group (“California Water”) through its wholly owned subsidiary, Waltz Acquisition Sub, Inc., SJW Group has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on June 15, 2018, as amended by that Amendment No. 1 to Schedule 14D-9 filed with the SEC on June 26, 2018. Investors and shareholders of SJW Group are urged to read the solicitation/recommendation statement on Schedule 14D-9 and other documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of SJW Group may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. These materials are also available free of charge at SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. In addition, copies of these materials may be requested from SJW Group’s information agent, Georgeson LLC, toll-free at (866) 357-4029. ADDITIONAL IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between SJW Group and CTWS, on April 25, 2018, SJW Group filed with the SEC a registration statement on Form S-4, as amended by that Amendment No. 1 to Form S-4 filed with the SEC on June 7, 2018 and that Amendment No. 2 to Form S-4 filed with the SEC on June 25, 2018, that includes a joint proxy statement of SJW Group and CTWS that also constitutes a prospectus of SJW Group. These materials are not yet final and may be amended. SJW Group and CTWS will also each file a GREEN proxy card with the SEC, and SJW Group and CTWS may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, registration statement on Form S-4 or any other document which SJW Group or CTWS may file with the SEC. Investors and shareholders of SJW Group 4

sjwgroup.com Important Information and CTWS are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus and all other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and shareholders of SJW Group and CTWS may obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and CTWS through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by CTWS are available free of charge on CTWS’s investor relations website at https://ir.ctwater.com/. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. 5

sjwgroup.com Important Information Participants in the Solicitation SJW Group, CTWS and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and CTWS securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding CTWS’s directors and officers is available in CTWS’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and CTWS. These documents are available free of charge from the sources indicated above. 6

sjwgroup.com Summary Strong Q2 financial results from recurring operations Notable accomplishments: Successful opening event for San Jose Water’s Montevina Water Treatment Plant Close of SJWTX’s Deer Creek water system acquisition $33M in capital additions 7

sjwgroup.com Revenue 8 $102,073 $99,086 $171,118 $174,128 $90,000 $100,000 $110,000 $120,000 $130,000 $140,000 $150,000 $160,000 $170,000 $180,000 2Q17 2Q18 YTD 2017 YTD 2018 Revenue (in thousands)

sjwgroup.com Net Income & Diluted EPS 9 Net Income (in thousands) Diluted EPS $18,688 $12,871 $22,359 $14,156 $- $5,000 $10,000 $15,000 $20,000 $25,000 2Q17 2Q18 YTD2017 YTD2018 $0.90 $0.62 $1.08 $0.68 $- $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 2Q17 2Q18 YTD2017 YTD2018

sjwgroup.com Q2 EPS Bridge 10 * Includes Cost of Capital and Tax Act $0.62 $0.90 $0.10 $0.21 $0.07 $0.18 $0.15 $0.08 $0.05 $0.00 $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 2Q17 Rate Increases Customer Usage Balancing and Memorandum Accounts 2017 Gain on the Sale of Real Estate Investments Merger Related Costs Water Production Expenses, net of Surface Water Other 2Q18

sjwgroup.com YTD EPS Bridge 11 $0.68 $1.08 $0.46 $0.31 $0.42 $0.25 $0.22 $0.15 $0.12 $0.01 $0.00 $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 $1.60 $1.80 $2.00 $2.20 $2.40 YTD 2017 Rate Increases Customer Usage Balancing and Memorandum Accounts Merger Related Costs Water Production Expenses, net of Surface Water 2017 Gain on the Sale of Real Estate Investments Depreciation and Amortization Expense Other YTD 2018

sjwgroup.com Financial Highlights 12 â– 3% decrease from 2Q17 reflects ï,§ $5.7M increase in cumulative rate changes ï,§ $1.8M increase in customer usage ï,§ Partially offset by $10.9M decrease in balancing and memorandum account revenue, higher customer usage, Tax Act implementation, and Cost of Capital decision Quarter—Revenue YTD—Revenue â– 2% increase from YTD17 reflects ï,§ $11.8M increase in cumulative rate changes ï,§ $8.1M increase in customer usage ï,§ Partially offset by $17.4M decrease in balancing and memorandum account revenue, higher customer usage, Tax Act Implementation, and Cost of Capital decision

sjwgroup.com Financial Highlights 13 YTD – Water Production Costs â– $70.3M in YTD â– $5.0M increase from 2017 ï,§ $4.3M increase in customer usage ï,§ $4.6M decrease due to increased availability of surface water supply ï,§ $5.4M increase in water costs, includes the impact of balancing/memorandum cost recovery account of $0.7M Quarter – Water Production Costs â– $39.9M in 2Q18 â– $1.1M increase from 2017 ï,§ $1.7M increase in customer usage ï,§ $3.3M decrease due to increased availability of surface water supply ï,§ $2.6M increase in water costs, includes the impact of balancing/memorandum cost recovery account of $1.2M

sjwgroup.com Financial Highlights 14 Other Income/Expenses â– Increases of $5.0M for Q2 and $11.4M YTD primarily due to payroll increases and higher depreciation â– SJW-CTWS combination costs of $2.7M for Q2 and $6.5M YTD â– Pre-tax gains of $6.3M and $0.6M in YTD2017 from real estate sales; none in 2018 YTD—Cash Flow â– Operating cash flow decreased 20% over 2017 â– $6.4M reduction in tax receivables â– $3.2M decrease in accrued water production expenses â– $3.0M decrease in net income adjusted for non-cash items â–$1.0M increase in general working capital â– $86M available on bank lines of YTD—CAPEX credit â–$33.1M completed in Q2 â– $62M YTD for California and Texas service areas

sjwgroup.com Q2 Highlights 15 Water Supply General Rate Case Montevina WTP â– Positive outlook for remainder of 2018 â– New California laws reflect state’s conservation goals â– San Jose Water committed to promoting conservation â– Continued timely processing â– On track for final decision in December 2018 â–Anticipated new rates on January 1, 2019 â– Successful opening event for $62M facility â– Advanced ultrafiltration membrane technology â– Facilitates delivery of safe and reliable water service

sjwgroup.com Q2 Highlights 16 Environmental Leadership SJWTX â– Commitment from inception in 1866 â–Paramount to water service delivery business â– San Jose Water’s industry-leading status cemented through 150 years of innovation and commitment to excellence in water treatment, water quality protection and operations â–New investments in acoustic leak detection and smart meters â– Steadfast environmental leadership for current and future generations â– Deer Creek acquisition adds ~750 connections (5%) â–Expands service area into Travis and Hayes Counties â– Paves way for future acquisitions

sjwgroup.com SJW-CTWS COMBINATION â– Committed to combination with Connecticut Water â–Continued active engagement with all stakeholders â– Closely engaged with CPUC to provide information through Order Instituting Investigation (OII) â– CPUC to determine if combination is subject to review and, if so, if in the public interest â– CPUC commitment to completing OII by end of 2018 17 Best opportunity for long term value creation Combination to result in leading, pure-play water company

sjwgroup.com Summary â– High quality water systems in economically vibrant and growing regions â– Prudent investments and efficient and sustainable business practices providing for delivery of exceptional customer service â– Investments contributing to growth in profitability, earnings, and dividends 18

sjwgroup.com 19 QUESTIONS

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed business combination transaction between SJW Group and Connecticut Water Service, Inc., (“CTWS”) may not be satisfied or waived, including the risk that required approvals from the security holders of each party to the proposed transaction are not obtained; (2) the risk that the regulatory approvals required for the proposed transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the proposed transaction; (6) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or CTWS; (8) the ability of SJW Group and CTWS to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the proposed transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form S-4 filed by SJW Group with the Securities and Exchange Commission (“SEC”) on April 25, 2018 in connection with the proposed transaction, as amended by that Amendment No. 1 to

Form S-4 filed with the SEC on June 7, 2018 and that Amendment No. 2 to Form S-4 filed with the SEC on June 25, 2018, CTWS’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 9, 2018 and SJW Group’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 8, 2018.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to CTWS’s overall business and financial condition, including those more fully described in its filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in its filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither CTWS or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In response to the tender offer for all the outstanding shares of common stock of SJW Group commenced by California Water Service Group (“California Water”) through its wholly owned subsidiary, Waltz Acquisition Sub, Inc., SJW Group has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on June 15, 2018, as amended by that Amendment No. 1 to Schedule 14D-9 filed with the SEC on June 26, 2018. Investors and shareholders of SJW Group are urged to read the solicitation/recommendation statement on Schedule 14D-9 and other documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of SJW Group may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. These materials are also available free of charge at SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. In addition, copies of these materials may be requested from SJW Group’s information agent, Georgeson LLC, toll-free at (866) 357-4029.

ADDITIONAL IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between SJW Group and CTWS, on April 25, 2018, SJW Group filed with the SEC a registration statement on Form S-4, as amended by that Amendment No. 1 to Form S-4 filed with the SEC on June 7, 2018 and that Amendment No. 2 to Form S-4 filed with the SEC on June 25, 2018, that includes a joint proxy statement of SJW Group and CTWS that also constitutes a prospectus of SJW Group. These materials are not yet final and may be amended. SJW Group and CTWS will also each file a GREEN proxy card with the SEC, and SJW Group and CTWS may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, registration statement on Form S-4 or any other document which SJW Group or CTWS may file with the SEC. Investors and shareholders of SJW Group and CTWS are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus and all other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and shareholders of SJW Group and CTWS may obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and CTWS through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by CTWS are available free of charge on CTWS’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, CTWS and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and CTWS securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding CTWS’s directors and officers is available in CTWS’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and CTWS. These documents are available free of charge from the sources indicated above.